UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                         Casuarina Cayman Holdings Ltd.
                        1994 William J. Yung Family Trust
                                 William J. Yung
                         c/o Columbia Sussex Corporation
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                November 9, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 2 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Casuarina Cayman Holdings Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[ ]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, B.W.I.

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

14        TYPE OF REPORTING PERSON */

          CO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 3 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          1994 William J. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,598,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.3215%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 4 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joseph Yung, Investment Advisor to the 1994 William J. Yung Family
          Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      2,546,138
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          2,546,138

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,598,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.3215%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                           Page 5 of 17 Pages
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          William J. Yung

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      51,962
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          51,962

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,598,100

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.3215%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

Item 1.  Security and Issuer.

         Item 1 is restated in its entirety as follows.

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation. The address of Lodgian, Inc.'s principal executive offices is Two Live Oak Center, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

Item 2.  Identity and Background.

         The information below supplements the information previously reported in Item 2.

         This statement on Schedule 13D is being filed by the 1994 William J. Yung Family Trust (the "Trust"), Joseph Yung (an individual), as Investment Advisor to the Trust, and William J. Yung (an individual).

         On November 9, 1999, Casuarina Cayman Holdings Ltd. ("Casuarina") transferred all 2,598,100 of its Shares to its shareholders. Casuarina's shareholders are the Trust and William J. Yung. Casuarina transferred 2,546,138 Shares to the Trust and 51,962 Shares to William J. Yung.

         The Trust was organized under the laws of Kentucky. The business of the Trust is to hold its assets for the beneficiaries of the Trust in accordance with the Trust Agreement dated December 19, 1994 and to dispose of such assets and make distributions to such beneficiaries in accordance with the Trust Agreement.**/ The address of the Trust's principal office is 207 Grandview Drive, Fort Mitchell, Kentucky 41017.

         Joseph Yung is the Investment Advisor to the Trust. Joseph Yung's principal occupation is Director of Development of Columbia Sussex Corporation. Joseph Yung is a citizen of the United States of America.

         William J. Yung's principal occupation is President and Chief Executive Officer of Columbia Sussex Corporation. William J. Yung is a citizen of the United States of America.

         Columbia Sussex Corporation's principal business is owning and managing hotels. The address of Columbia Sussex Corporation's principal office and Joseph Yung is 207 Grandview Drive, Fort Mitchell, Kentucky 41017. The business address of William J. Yung is 1200 Cypress Street, Cincinnati, Ohio 45206.

--------
**/ The ultimate beneficiaries of the trust are William J. Yung's seven children: Joseph Yung, Julie Yung, Judy Yung, Jenny Yung, Michelle Yung, Scott Yung and William J. Yung, IV.

         During the past five years, none of the Trust, Joseph Yung or William
J. Yung has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, none of the Trust, Joseph Yung or William
J. Yung has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The information below supplements the information previously reported in Item 3.

         No consideration was paid by either the Trust or William J. Yung for the Shares transferred to them by Casuarina.

Item 4.  Purpose of Transaction.

         The information below replaces the information previously reported in
Item 4.

         Casuarina and its affiliates have retained a financial advisor, Greenhill & Co., LLC ("Greenhill"), to assist them in evaluating their strategic alternatives in respect of their investment in Lodgian, Inc.

         The pursuit of available strategic alternatives may result in (a) the acquisition by any person of additional securities of Lodgian, Inc., including by way of tender offer, or the disposition of securities of Lodgian, Inc.; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Lodgian, Inc. or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Lodgian, Inc. or any of its subsidiaries; (d) a change in the present board of directors or management of Lodgian, Inc. (which may include proxy solicitations by the Trust and William J.
Yung), including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) a material change in the present capitalization or dividend policy of Lodgian, Inc.; (f) a material change in Lodgian, Inc.'s business or corporate structure; (g) changes in Lodgian, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Lodgian, Inc. by any person; (h) a class of securities of Lodgian, Inc. being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) the common stock of Lodgian, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; (j) a proposal being placed before the stockholders of Lodgian, Inc. at an upcoming annual or special meeting of stockholders in connection with any of the foregoing; or (k) any action similar to the foregoing. The Trust and William J. Yung may formulate a plan or proposal relating to one or more of the foregoing matters.

         William J. Yung may seek representation on the Board of Directors of Lodgian, Inc. While William J. Yung has no specific plans or proposals relating to obtaining representation on the Board of Directors of Lodgian, Inc., such representation may involve a plan or proposal to change the number or term of directors or to fill an existing vacancy on the Board and may involve solicitation of proxies to obtain such representation.

         Although the Trust and William J. Yung are actively exploring their options with respect to each of the foregoing, there can be no assurance that the Trust and William J. Yung will actually seek to implement any of the foregoing.

Item 5.  Interest in Securities of the Issuer.

         The information below replaces the information previously reported in
Item 5.

                  (a) The Trust directly owns 2,546,138 Shares, which represents approximately 9.1351% of the outstanding Shares. Joseph Yung, as Investment Advisor to the Trust, may be deemed to have beneficial ownership of all the Shares owned by the Trust. William J. Yung may, pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, be deemed to be the beneficial owner of the 2,546,138 shares owned directly by the Trust.

         William J. Yung directly owns 51,962 Shares, which represents approximately .1864% of the outstanding Shares. The Trust and Joseph Yung may, pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, be deemed to be the beneficial owner of the 51,962 Shares owned directly by William J. Yung.

                  (b) Joseph Yung has the sole power to vote and the sole power to dispose with respect to the 2,546,138 Shares owned directly by the Trust.

         William J. Yung has the sole power to vote and the sole power to dispose with respect to the 51,962 Shares owned directly by him.

                  (c) Set forth below is a schedule of transactions of the Shares effected by Casuarina during the 60 days preceding the date of this filing, all of which involved purchases of Shares by Casuarina which were made through broker/dealer transactions.

Date of Transaction           No. of Shares            Purchase Price Per Share
-------------------           -------------            ------------------------
October 4, 1999                  210,000                    200,000 @ $4
                                                             10,000 @ $3-7/8
October 6, 1999                  625,800                    625,800 @ $4

October 7, 1999                    5,400                     5,400 @ $4
October 8, 1999                   13,900                    13,900 @ $4
October 11, 1999                  29,900                    29,900 @ $4
October 12, 1999                  88,300                    88,300 @ $4
October 13, 1999                 125,000                     6,000 @ $4
                                                            10,000 @ $4-1/16
                                                           109,000 @ $4-1/8
October 14, 1999                  35,000                    35,000 @ $4-3/16
October 15, 1999                 121,500                   121,500 @ $4-1/4

         On November 9, 1999, Casuarina transferred all of its Shares to its shareholders. The shareholders of Casuarina are the Trust and William J. Yung. Casuarina transferred 2,546,138 Shares to the Trust and 51,962 Shares to William
J. Yung. Neither the Trust nor William J. Yung paid any consideration to Casuarina for such Shares.

                  (e) On November 9, 1999, Casuarina ceased to be the beneficial owner of more than five percent of the outstanding Shares of Lodgian, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Casuarina and its affiliates have entered into an Engagement Letter with Greenhill, dated November 10, 1999, under which Casuarina and its affiliates have retained Greenhill to act as financial advisor in connection with the evaluation of their strategic alternatives in respect of their investment in Lodgian, Inc. The Engagement Letter is attached hereto as Exhibit 1.

Item 7.  Material to be Filed as Exhibits.

         The following Exhibit is filed with this Amendment No. 1:

         Exhibit 1. Engagement Letter between Casuarina Cayman Holdings Ltd. and
                    Greenhill & Co., LLC, dated November 10, 1999

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 10, 1999

                                   1994 William J. Yung Family Trust

                                        By:  The Fifth Third Bank,
                                             as Trustee


                                             By: /s/ Timothy A. Rodgers
                                                ------------------------
                                                Name: Timothy A. Rodgers
                                                Title: Trust Officer


                                   /s/ Joseph Yung
                                   ---------------
                                   Joseph Yung


                                   /s/ William J. Yung
                                   -------------------
                                   William J. Yung

                                  Exhibit Index
                                  -------------


          Exhibit                                    Description
          -------                                    -----------
             1 Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999